NEWS

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TSX STOCK SYMBOL:       RUS

RUSSEL METALS INC. ANNOUNCES $257,500,000 "BOUGHT DEAL" FINANCING

TORONTO, CANADA -- February 27, 2006 -- Russel Metals Inc. (RUS - TSX) is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by GMP Securities L.P., which have agreed to purchase, on a bought deal basis 10,000,000 Common Shares of the Company at a purchase price of $25.75 per Common Share, for aggregate gross proceeds of approximately $257,500,000.  The underwriters will also have an option, exercisable for a period of 30 days following the closing date, to purchase up to an additional 1,000,000 common shares on the same terms and conditions to cover over-allotments and for market stabilization purposes. The Company intends to use the net proceeds to repay debt, for as yet unidentified acquisitions and for general corporate purposes.

The common shares to be issued under this offering will be offered by way of a short form prospectus in all of the provinces in Canada and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

The offering is scheduled to close on or about March 16, 2006 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: metals service centers, energy tubular products and steel distributors, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Wirth Steel and York-Ennis.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
E-mail: info@russelmetals.com
Web site: www.russelmetals.com